Exhibit 99.2

Security Class Holder Account Number Form of Proxy—Annual General Meeting to be held on December 14, 2021 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 2:00 pm, Pacific Time, on December 10, 2021. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone To Vote Using the Internet To Virtually Attend the Meeting • Call the number listed BELOW from a touch tone • Go to the following web site: • You can attend the meeting virtually by visiting telephone. www.investorvote.com the URL provided on the back of this document. • Smartphone? 1-866-732-VOTE (8683) Toll Free Scan the QR code to vote now. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER

Appointment of Proxyholder I/We being holder(s) of securities of Absolute OR Print the name of the person you are appointing if this person is Software Corporation (the “Company”) someone other than the Management Nominees listed herein. hereby appoint: Christy Wyatt, President and Chief Executive Officer (and a Director) of the Company, or failing this person, Steven Gatoff, Chief Financial Officer of the Company (the “Management Nominees”) Note: If completing the appointment box above and you or your appointee intend on attending online YOU MUST go to http://www.computershare.com/AbsoluteSoftware and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting. If the appointee is attending the meeting in person, this step is NOT required. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual General Meeting of shareholders of the Company to be held at the offices of Blake, Cassels & Graydon LLP, at Suite 2600, 595 Burrard Street, Vancouver, British Columbia and as a virtual shareholders’ meeting online at https://meetnow.global/MG7CYCH on December 14, 2021 at 2:00 pm (PT), and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. For Against ———-Fold 1. Number of Directors To set the number of Directors at seven (7). 2. Election of Directors For Withhold For Withhold For Withhold 01. Daniel P. Ryan 02. Lynn Atchison 03. Andre Mintz 04. Gregory Monahan 05. Salvatore (Sal) Visca 06. Gerhard Watzinger 07. Christy Wyatt For Withhold 3. Appointment of Auditors Appointment of Deloitte LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration. For Against 4. Approval of New Omnibus Equity Incentive Plan To consider, and if thought fit, pass with or without amendment, an ordinary resolution to ratify, confirm and approve the Company’s Omnibus Equity Incentive Plan, including amendments thereto, and to reserve common shares from treasury for issuance pursuant to the settlement of grants under the Omnibus Equity Incentive Plan, the full text of which resolution is set out in the accompanying Management Information Circular ———- under the heading “Approval of New Omnibus Equity Incentive Plan”. Fold For Against 5. Approval of New Employee Stock Ownership Plan To consider, and if thought fit, pass with or without amendment, an ordinary resolution to ratify, confirm and approve the Company’s 2021 Employee Stock Ownership Plan, including amendments thereto, and to reserve common shares from treasury for issuance pursuant to the settlement of purchase rights under the 2021 Employee Stock Ownership Plan, the full text of which resolution is set out in the accompanying Management Information Circular under the heading “Approval of New Employee Stock Ownership Plan”. Signature of Proxyholder Signature(s) Date I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management. Interim Financial Statements—Mark this box if you would Annual Financial Statements—Mark this box if you would like to receive Interim Financial Statements and like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by accompanying Management’s Discussion and Analysis by mail. mail. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.